UNITED STATES OF AMERICA

        BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.

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In the Matter of

ARKANSAS POWER &
     LIGHT COMPANY
                                   CERTIFICATE PURSUANT
File No. 70-8071                         TO RULE 24

(Public Utility Holding
     Company Act of 1935)
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      Pursuant to Rule 24 promulgated by the Securities and Exchange Commission ("SEC") under the Public Utility Holding Company Act of 1935, modified by the application and/or declaration referenced above and the related order dated March 16, 1993, this is to certify that the following transactions were carried out during the twelve months ended December 31, 1995, by Arkansas Power & Light Company ("AP&L") pursuant to the authorization of the SEC.

I.   Programs Authorized

      In 1993, AP&L was authorized to (i) finance for all classes of AP&L customers the acquisition and installation of heat pumps and other standard electric appliances, energy conservation and weatherization materials and related ductwork and wiring, and extended warranties, electrical efficiency testing and service plans for such appliances and materials ("Appliance Activities"), and (ii) finance for AP&L non-residential customers the acquisition and installation of efficient electrical equipment and electrotechnologies ("Equipment Activities").

II.  Report of Transactions

       The financing of standard electric appliances, including heat pumps and water heaters is permitted under Rule 48 of the Holding Company Act while the financing of associated weatherization items, wiring and ductwork is permitted only under the authority granted in the Commission's order approving the Program. Contractors indicated that these associated items account for about 10% of the total installed cost.

      Therefore, during the year ended December 31, 1995, AP&L participated in these activities as follows:

     Activity   1,  Appliance  Activities  -   Financed
     $102,601 and had proceeds of $59,012. The maximum amount extended to a single customer was $2,053.
     AP&L had outstanding principal obligations as of December 31, 1995, of $698,811. Expenses charged in 1995 were $9,156.

     Activity  2, Equipment Activities - AP&L  did  not
     finance   for   non-residential   customers    the
     acquisition   and   installation   of    efficient
     electrical   equipment   and   electrotechnologies
     ("Equipment  Activities")  during  the   reporting
     period.

     IN WITNESS WHEREOF, AP&L has caused this certificate to be executed as of the 29th day of February, 1996.

                          ARKANSAS POWER & LIGHT COMPANY



                      By:     /s/ Michael R. Niggli
                          Michael R. Niggli
                          Senior Vice President-Marketing